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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549


                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


                                In respect of its
          U.S. Dollar 100,000,000 Callable Step-Up Rate Notes of 2003,
                                due July 3, 2013


                    Filed pursuant to Rule 3 of Regulation BW


                               Dated: June 5, 2003

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     The following information regarding the U.S. Dollar 100,000,000 Callable
Step-Up Rate Notes of 2003, due July 3, 2013 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 100,000,000 Callable Step-Up Rate Notes of 2003, due July 3, 2013.

          (b) The interest rate will be a fixed rate of 3.25 percent for the period from July 3, 2003 to July 3, 2006, 3.50 percent for the period from July 3, 2006 to July 3, 2007, 3.75 percent for the period from July 3, 2007 to July 3, 2008, 4.00 percent for the period from July 3, 2008 to July 3, 2009, 4.25 percent for the period from July 3, 2009 to July 3, 2010, 4.50 percent for the period from July 3, 2010 to July 3, 2011, 5.00 percent for the period from July 3, 2011 to July 3, 2012, and 6.00 percent for the period from July 3, 2012 to July 3, 2013. The interest payment dates will be each July 3, commencing on July 3, 2004 and ending on July 3, 2013.

          (c) Maturing July 3, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d) Notes are callable by the Bank at par on each July 3, commencing on July 3, 2004 and ending on July 3, 2012, with 10 London and New York business days notice.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

          (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

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     Item 2.  DISTRIBUTION OF OBLIGATIONS

          The Bank will enter into a Terms Agreement with Morgan Stanley & Co. International and Prudential Bache as managers (together, the "Managers"), pursuant to which the Bank will agree to issue, and the Managers will agree to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about July 3, 2003.

          The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

     Item 3.  DISTRIBUTION SPREAD

                   Price to                Selling Discounts      Proceeds to the
                    Public                  and Commissions            Bank(1)
                   --------                -----------------      ---------------
                Per Unit: 100.00%                  N/A                100.00%
              Total: USD 100,000,000               N/A             USD 100,000,000

     Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

     Item 5.  OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6.  APPLICATION OF PROCEEDS

          The net proceeds will be used in the general operations of the Bank.

     Item 7.  EXHIBITS

          None

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1    Without deducting expenses of the Bank, which are not yet known.